Mail Stop 4561

August 22, 2008

William Kamer, Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard
Second Floor
Santa Monica, CA 90401

> **Re:** **Douglas Emmett, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 22, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 001-33106**

Dear Mr. Kamer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jennifer Gowetski
Senior Counsel